UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Quantum Music, Inc.

Legal status of Issuer:

       Form:

Corporation

       Jurisdiction of Incorporation/Organization:

Delaware

       Date of Organization:

August 8, 2018

Physical Address of Issuer:

1841 South Calumet Avenue, 1003, Chicago, IL 60616

Website of Issuer:

https://musicquantum.com

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$53,036	$122,920
Cash & Cash Equivalents	$26,204	$109,623
Accounts Receivable	$22,774	$7,210
Short-term Debt	$239,722	$135,949
Long-term Debt	$134,031	$102,707
Revenues/Sales	$182,549	$108,910
Cost of Goods Sold*	$56,711	$44,384
Taxes Paid	$0 (incurred a tax loss)	$0 (incurred a tax loss)
Net Income	($204,981) – net loss	($298,387) – net loss

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2022

QUANTUM MUSIC, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Quantum Music, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.musicquantum.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 29, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Quantum Music, Inc. is a technology company empowering social media influencers and brands with cutting-edge technology tools, incorporated in Delaware as a corporation on August 8, 2018. Quantum Music, Inc. started as a limited liability company formed on May 8, 2017 with the Delaware Secretary of State.   During the Company's first equity financing (Series Seed in 2018), our lead investor required us to convert our limited liability company into a Delaware corporation (Quantum Music, Inc.). Instead of dissolving the limited liability company, we maintained Quantum Music LLC. The common shareholders (including the Company's founders and certain management and advisors) are beneficial owners in the Company through their member interests in Quantum Music LLC, which is the Company's majority shareholder.

The Company is located at 1841 South Calumet Avenue, 1003, Chicago, IL 60616.

The Company's website is https://musicquantum.com.

The information on or in our website is not a part of this Form C-AR.

The Company conducts business in the United States and China and sells services through the internet throughout the United States and internationally.

**RISK FACTORS**

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. As a result, the revenue and income potential of our business is unproven, and there can be no assurance that we will ever operate profitably. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business. Errors may be made in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and possibly into the future due to COVID-19, the Company's revenue has been adversely affected.   In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although retailer clients may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of inventory of our retail clients.   Such risks could also adversely affect retail clients' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock and 2,500,000 shares of preferred stock, of which 7,500,000 shares of common stock and 2,257,401 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

In addition, patents that could be issued to us in the future may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may face costly intellectual property infringement claims, the result of which would decrease the amount of cash we would anticipate to operate and complete our business plan.

We anticipate that from time to time we will receive communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against alleged infringement. If anticipated claims arise, we will evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, damages for infringement, and the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, particularly Quan Zhang who is currently the Company's sole executive officer, director and key employee. The Company's directors, executive officers and key employees may not devote their full time and attention to the matters of the Company. Without the services of Quan Zhang, the Company's Founder and CEO, and any other executive officers and key employees acquired by the Company, the growth, progress, and overall success of the Company's business, financial condition, cash flow and results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Since the majority of our shares of common stock are owned by Quantum Music LLC, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

Quantum Music LLC beneficially owns approximately 76.9% of our outstanding common stock. Their interests may not be, at all times, the same as that of our other stockholders. Where those conflicts exist, our stockholders will be dependent upon Quantum Music LLC, in a manner fair to all of our stockholders, its fiduciary duty as a majority stockholder. Also, Quantum Music LLC will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

We have no employment or compensation agreements with our sole director and officer and as such he may have little incentive to devote time and energy to the operation of our company.

Our sole director and officer, Quan Zhang, is not subject to any employment or compensation agreement with the Company. Therefore, it is possible that he may decide to focus his efforts on other projects or companies which have a higher economic benefit to him. Currently, he is not obligated to spend any time at all on our business and could opt to leave the Company for other opportunities or focus on other business which could negatively impact our ability to succeed. We do not have any expectation that our sole director or officer will enter into an employment or compensation agreement with the Company in the foreseeable future and the loss of our sole director and officer may be highly detrimental to our ability to conduct ongoing operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our potential customers will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our customers' end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our customers is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We are in a competitive market which could impact our ability to gain market share which could harm our financial performance.

The business of influencer marketing and advertising, upon which we depend for our business, is very competitive. Barriers to entry on the Internet are relatively low, and we face competitive pressures from numerous companies that have existed and been successful in this general market space for many years. There are a number of successful platforms operated by proven companies that offer influencer marketing, branding and advertising services, such as we do, which may prevent us from gaining enough market share to become successful. These competitors have existing customers that may form a large part of our targeted client base, and such clients may be hesitant to switch over from already established competitors to our service. If we cannot gain enough market share, our business and our financial performance will be adversely affected.

We are a small company with limited resources relative to our competitors and we may not be able to compete effectively.

Many of our competitors have longer operating histories, greater resources and name recognition, and a larger base of customers than we have. As a result, these competitors will have greater credibility with our potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their services than we may be able to devote to our services. Therefore, we may not be able to compete effectively, and our business may fail.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy, distribution of user-generated content, consumer protection, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, that are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business and operating results.

The Company's and its controlling stockholder's principal place of business is located in Illinois as of the date hereof, but the Company has not yet received a confirmation of approval of its application for Authority to Transaction Business in Illinois from the Illinois Secretary of State and its controlling stockholder (which is also the Company's predecessor) has not submitted an application for Authority to Transact Business in Illinois as of the date hereof.

Quantum Music, LLC is a predecessor entity to the Company, and currently is the Company's controlling stockholder. The Company's and Quantum Music, LLC's principal place of business is located in Illinois. The Company has filed an application for Authority to Transact Business in Illinois; however, as of the date hereof, the Company has not received approval of its pending application from the Illinois Secretary of State. The Company will be required to pay applicable franchise taxes and fees which will vary depending upon its paid-in capital and the proportion of property and business that is or will be located in Illinois. Although it has not been determined that Quantum Music, LLC needs to file such an application, said franchise taxes and fees will also be required to be paid by Quantum Music, LLC if it is determined that an Application for Authority to Transact Business in Illinois (also referred to herein as an "Application for Authority") is necessary.

The Illinois Business Corporation Act prescribes monetary and other penalties for any corporation that transacts business in Illinois before it obtains an Application for Authority. In addition to fees and franchise taxes, there is a penalty of $200, plus $5 per month, or 10 percent of fees and taxes, whichever is greater. In addition, late payment interest of 2 percent per month accrues against corporations until qualification.

The Illinois Limited Liability Company Act prescribes monetary and other penalties for any limited liability companies that transacts business in Illinois before it obtains an Application for Authority. If a limited liability company fails to be admitted to do business in Illinois within 60 days after it commences transacting business in Illinois, it is liable for a penalty of $2,000 plus $100 for each month or fraction thereof in which it has continued to transact business in this State without being admitted to do so.

In Illinois, outstanding franchise taxes constitute a lien on the real and personal property of corporations and limited liability companies that owe franchise taxes. Any foreign corporation or foreign limited liability company required to have an Application for Authority also will not be permitted to maintain a civil action in any court of Illinois until it has procured one.

If Quantum Music, LLC is required to become qualified to transact business in Illinois, Quantum Music, LLC intends to make all required filings and pay all applicable franchise taxes, fees and penalties to procure said qualification as soon as practicable. In connection with the Company's Application for Authority, the Company will pay all applicable franchise taxes, fees and penalties. The amount that may be owed by the Company and/or Quantum Music, LLC to obtain a qualification to transact business in Illinois has not been determined; however, said amount is not anticipated to have a material adverse effect on the Company's business.

Currently, the majority of the Company's revenues are received from its Chinese affiliate, Wuhu Quantum Music Culture Broadcasting LTD.

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. ("Quantum China"). The Company has entered into that certain Business Allocation Agreement with Quantum China, dated August 23, 2018, as amended on October 27, 2021 (the "BAA"), that grants the Company control over Quantum China's operational decisions and allocates all financials to the Company. Quantum China is incorporated and active in the People's Republic of China and thus subject to the laws of the People's Republic of China, which are subject to change. The Company has not obtained a legal opinion on the enforceability of the BAA as may be impacted by the laws of the People's Republic of China; however, the BAA is intended to give the Company total control over and the financial benefits from Quantum China as if it were a wholly-owned subsidiary of the Company. Since making Quantum China a subsidiary of the Company would involve extraordinary cost and expense due to the complex international tax and other laws that would apply, the BAA was entered into as an accommodation until the Company can make Quantum China a subsidiary of the Company. There is no guarantee that Quantum China will ever be made a subsidiary of the Company. If Quantum China does not become a subsidiary of the Company prior to a merger, sale, dissolution or other liquidity event, the value of the Company may be adversely effected and Investors may not realize the anticipated return on their investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Quantum Music aims to build the largest influencer economy globally by empowering social media influencers and brands with cutting-edge technology tools. Influencers join the Quantum Music network to expedite the growth of their follower base and monetize their traffic by completing third-party brand promotions. Brands partner with Quantum Music to identify affiliated influencers who are the best promoters for their products and maximize returns on their media budgets. Fundamentally, we provide efficiency to the market by facilitating discoveries and transactions between social media influencers and brands.

Business Plan

The Company plans to significantly scale its business by (i) building a tech-enabled marketplace, (ii) continuing recruiting exceptional talent to join the team, and (iii) focusing on delivering a robust experience for influencers and commercial partners. The Company is close to breaking even and aims to achieve overall profitability in 12 to 18 months. The new capital raised in this Offering will be used to help expedite the Company's growth trajectory.

The Company's Products and/or Services

Product / Service	Description	Current Market
Influencer Network	We help young and established brands identify an optimal group of affiliated influencers to partner with, structure targeted online marketing campaigns, and track & analyze the performance results.	Direct-to-consumer via social commerce; Mostly Millennial and Generation-Z consumers
Content Production	We help private businesses and public organizations produce video and audio content in various formats, including advertisements, training courses, and social media releases.	B2B partnerships; Mostly small-to-midsize companies as clients

Competition

Quantum Music competes in a new economy catalyzed by the rapid growth of social media influencers globally. Many of these influencers are trendsetters in their subcategories and are proven to be a very efficient means of reaching young consumers. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our main competitors are companies who also focus on similar influencer markets, such as Grin, CreatorIQ, and #Paid.

Customer Base

The Company has built a vast influencer network consisting of over 200 social media influencers. Combining these affiliated influencers' social media accounts, Quantum Music currently covers a large online footprint of over 40 million followers.

Supply Chain

Most of the Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities as well as certain international laws. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Quan Zhang	Founder, Chief Executive Officer, Secretary and Director	Mr. Zhang has served as Chief Executive Officer and Secretary for the Company over the last three (3) years, and his responsibilities have included: • Setting strategic directions and performance targets of the overall business; • Hiring and retaining excellent executives at the company; • Communicating, on behalf of the company, with key stakeholders; • Ensuring that the company maintains high social responsibility wherever it conducts business; and • Assessing potential risks and ensuring the risks are monitored and minimized.	**The University of Chicago,** Chicago, IL, *Ph.D.* in Physics, GPA: 3.94/4.0, December 2010 **The University of Science and Technology of China,** Hefei, China *B.Sc.* in Physics, GPA: 3.86/4.0, June 2004
Quanwei Hu	Co-Founder and Chief Operating Officer	Mr. Hu has served as Chief Operating Officer for the Company over the last three (3) years, and his responsibilities have included: • Assisting the Company's CEO in designing the strategic roadmap of the Company, driving operational excellence, and fulfilling hiring needs; • Translating the Company's strategy into actionable goals and setting comprehensive KPIs to measure performance; • Ensuring effective recruiting, onboarding, professional development, and employee retention; • Establishing policies and procedures that promote company culture and vision; and • Overseeing the Company's daily operations and organization productivity.	**School of the Art Institute of Chicago (SAIC),** *Bachelor of Fine Arts*, June 2017

Biographical Information

Quan Zhang - Prior to founding Quantum Music, Mr. Zhang was a venture capital investor at Guild Capital (December 2013 - April 2017). As the head of e-commerce investments at Guild, he led a series of early-stage transactions (such as Series Seed in Home Chef), which yielded top-notch investment returns for the fund's limited partners. In addition, Mr. Zhang actively supported the growth of portfolio companies, led internal investor communication, and designed a comprehensive investment process/training while at Guild Capital.

Prior to Guild Capital, Mr. Zhang was an Engagement Manager at McKinsey & Company, Chicago Office (October 2010 - November 2013). He led a wide range of M&A and private equity engagements in the software/IT, retail and healthcare sectors during his tenure at McKinsey & Company.

Mr. Zhang received his Ph.D. in Physics from the University of Chicago in 2010 and his B.S. from the University of Science and Technology of China (2004).

Quanwei Hu – Mr. Hu has prior experience in audio production, film directing, and theater technology. Mr. Hu is passionate about creating exciting content by using cutting-edge digital tools. Mr. Hu was Co-Founder and Lead Broadcast Tech at Crazart Studio from Sept 2013 and March 2017.   Mr. Hu also previously worked for several live music production companies, including Production Resource Group (April 2016 to August 2016) and Tait Towers (June 2015 to July 2015). Mr. Hu received a Bachelor of Fine Arts from the School of the Art Institute of Chicago (SAIC) in June 2017.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 1 employee located in Illinois, USA.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,500,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Type	Seed Preferred Stock
Amount Outstanding	2,257,401
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as-converted basis with full voting rights and powers of holders of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security and have liquidation preferences and other similar rights as described above.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Pre-A Convertible Notes
Face Value	$292,500.00
Voting Rights	No, but voting rights may be granted upon conversion into shares.
Anti-Dilution Rights	No, but the Company may issue additional convertible notes and other convertible securities that may dilute the Security.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities may convert to Common Stock or Preferred Stock in the future, which could dilute the Security.

Type	Series 2021 Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$80,605.25
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2021 Crowd SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 80,605 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$300,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the SAFE. The percentage ownership represented by shares of the Safe Preferred Stock (if issued in connection with an Equity Financing) or Common Stock (if issued in connection with a Liquidity Event) into which the SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 300,000 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.

Advisor Shares

The Company has not adopted an equity incentive plan as of the date of this Form C-AR; however, the Company has entered into two letter agreements for advisor services whereby the Company has agreed to issue an option to purchase up to 80,418 shares of Common Stock and an option to purchase up to 60,403 shares of Common Stock to an advisor, subject to the approval of the Board of Directors and the adoption of an equity incentive plan.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Paycheck Protection Program Loan/Grant
Amount Outstanding	$0.00 – Loan has been forgiven subsequent to the date of the financial information disclosed in Exhibit A hereof on July 26, 2021. Original loan amount was $9,900.
Interest Rate and Amortization Schedule	1% per year
Description of Collateral	N/A
Other Material Terms	Under the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), up to the full principal amount of the loan and any accrued interest can be forgiven if the Company uses all of the loan proceeds for forgivable purposes as required under the Act and any rule, regulation, or guidance issued by the Small Business Administration pursuant to the Act (collectively, the "Forgiveness Provisions"). Any processes or procedures established under the Forgiveness Provisions must be followed and any requirements of the Forgiveness Provisions must be fully satisfied in order to obtain such loan forgiveness. There is no guaranty that the loan will be forgiven.
Maturity Date	May 2022

Type	Working Capital Loan
Amount Outstanding	$65,000
Interest Rate and Amortization Schedule	4% with all principal and accrued interest due and payable in a single balloon payment on the Maturity Date (December 31, 2023)
Description of Collateral	None.
Other Material Terms	All computations of interest shall be made based on a year of 365 days, as the case may be, and the actual number of days elapsed. This Note may be prepaid in whole or in part at any time without premium or penalty.
Maturity Date	December 31, 2023

The total amount of outstanding debt of the Company is $65,000.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Quantum Music LLC*	7,500,000 Shares of Common Stock	79.5%

* The outstanding voting Class A Units of Quantum Music LLC are owned by Quan Zhang. Quan Zhang is the company's sole manager and owns approximately 74% of the total outstanding units of Quantum Music LLC. The remaining outstanding units are non-voting Class B Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Information

Total Income	Taxable Income	Total Tax
$182,549	($204,981) – net loss	$0.00

Operations

Quantum Music, Inc. (the "**Company**") was incorporated on August 8, 2018 under the laws of the State of Delaware, and the Company is headquartered in Chicago, Illinois. Quantum Music, Inc. started as a limited liability company formed on May 8, 2017 with the Delaware Secretary of State. During the Company's first equity financing (Series Seed in 2018), our lead investor required us to convert our limited liability company into a Delaware corporation (Quantum Music, Inc.). Instead of completely dissolving the limited liability company, we maintained Quantum Music LLC. The common shareholders (including the Company's founders and certain management and advisors) are beneficial owners in the Company through their member interests in Quantum Music LLC, which is the Company's majority shareholder.

Liquidity and Capital Resources

On March 16, 2022, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $79,024.75.

The Company has the following outside sources of capital other than the proceeds from the Offering:

The Company is in the process of a securities offering of SAFE (Simple Agreement for Future Equity) instruments with a $10,000,000 valuation cap and 85% discount rate. As of the date of this Form C-AR, we have raised $300,000 in this SAFE offering and additional investors may or may not invest in this SAFE offering prior to closing the offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with its planned growth and expansion.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Equity	$1,100,312	2,257,401	Hiring; Business Development; Digital Marketing & Other Promotions	August 23, 2018	Section 4(a)(2)
Pre-A Convertible Note	$292,500	N/A	Hiring; Business Development; Digital Marketing & Other Promotions	Between Jan 10, 2020 to Jan 2, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)*	$80,605.25*	183	Hiring, Sales & Marketing, Technology and Equipment	March 16, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	$300,000	4	Hiring, Sales & Marketing, Technology and Equipment	December 22, 2021 to April 19, 2022	Section 4(a)(2)

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. ("Quantum China"). The Company has entered into that certain Business Allocation Agreement with Quantum China, dated August 23, 2018, as amended on October 27, 2021, that grants the Company control over Quantum China's operational decisions and allocates all financials to the Company.

The Company issued a Promissory Note to Quan Zhang, dated December 31, 2021, in exchange for a working capital loan from Quan Zhang and his family in the amount of $65,000 at a 4% interest rate. The loan is repayable in a single balloon payment on the maturity date, December 31, 2023.

The Company issued a SAFE (Simple Agreement for Future Equity), dated February 26, 2021, to Quan Zhang in exchange for an investment by Quan Zhang in the amount of $25,000 in an ongoing SAFE offering being conducted by the Company. The Company has raised a total of $300,000 as of the date of this Form C-AR in this SAFE offering, as disclosed in the above sections titled "*Outstanding Options, Safes, Convertible Notes, Warrants*" and "*Previous Offerings of Securities*" in this Form C-AR.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Quan Zhang
_____
(Signature)

Quan Zhang
_____
(Name)

Chief Executive Officer, Secretary and Sole Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Quan Zhang
_____
(Signature)

Quan Zhang
_____
(Name)

Chief Executive Officer, Secretary and Sole Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

(see attached)

I, Quan Zhang, CEO of Quantum Music, Inc., certify that:

(1) the financial statements of Quantum Music, Inc. included in this Form C-AR are true and complete in all material respects; and
(2) the tax return information of Quantum Music, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Quantum Music, Inc. filed for the fiscal year ended December 31, 2021.

Dated: April 29, 2022

Signature: /s/ Quan Zhang

Title: Chief Executive Officer



Quantum Music, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited)

Years ended December 31, 2020 & 2021

Quantum Music, Inc.
Combined Balance Sheet
As of December 31, 2020 and 2021

	2020	2021
ASSETS		
Current Assets		
Checking Accounts	$ 29,622	$ 26,204
Money Market	80,001	-
Total Bank Accounts	109,623	26,204
Accounts Receivable	7,210	22,774
Total Current Assets	116,833	48,978
Fixed Assets		
Software	10,145	10,145
Accumulated Amortization	(4,058)	(6,087)
Fixed Assets, net	6,087	4,058
TOTAL ASSETS	$ 122,920	$ 53,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 1,962	$ 4,028
Convertible Notes - Current Portion	130,000	222,500
Accrued Interest - Convertible Notes	3,987	13,194
Total Current Liabilities	135,949	239,722
Long-Term Liabilities		
Convertible Notes	92,500	70,000
Other Notes Payable	-	60,821
Accrued Interest	307	3,210
PPP Loan	9,900	-
Total Long-Term Liabilities	102,707	134,031
Total Liabilities	238,656	373,753
Stockholders' Equity		
Common Stock, par value	750	750
Preferred Stock, par value	226	226
Additional Paid in Capital	1,065,859	1,065,859
Retained Earnings	(884,184)	(1,182,571)
Net Income	(298,387)	(204,981)
Total Stockholders' Equity	(115,736)	(320,717)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 122,920	$ 53,036
	-	-

Quantum Music, Inc.
Consolidated Statement of Operations
For Years Ended December 31, 2020 and 2021

	Jan-Dec 2020	Jan-Dec 2021
Income		
Revenue	$ 108,910	$ 182,549
Cost of Sales	44,384	56,711
Gross Profit	64,526	125,838
Operating Expenses		
Advertising and Marketing	29	3,351
Bank Charges and Fees	623	960
Business Development	-	4,590
Depreciation Expense	2,029	2,029
Contract Labor	229,305	222,244
Office Supplies and Postage	265	3,304
Software	3,880	3,223
Taxes and Licenses	450	450
Legal and Professional	-	8,521
Meals and Entertainment	10,292	6,720
Travel	10,033	4,798
Rent	57,831	67,880
Office Expense	-	-
Salaries and Wages	40,000	-
Payroll Taxes	3,500	-
Payroll Fees	540	515
Total Operating Expenses	358,777	328,585
Total Operating Income	(294,251)	(202,747)
Other Income/(Expense)		
Interest Income	158	26
Other Income	-	9,900
Interest Expense	4,294	12,160
Other Expenses	-	-
Total Other Income/(Expense)	(4,136)	(2,234)
Net Income	$ (298,387)	$ (204,981)

Quantum Music Inc.
Statement of Cash Flows
As of December 31, 2020 and 2021

	Jan-Dec 2020	Jan-Dec 2021
Net Income	$ (298,387)	$ (204,981)
Operating Activities		
Depreciation Expense	2,029	2,029
Accounts Receivable	(7,210)	(15,564)
Credit Cards	(5,951)	2,066
Accrued Interest	4,294	12,110
Cash Used in Operating Activities	(305,225)	(204,340)
Financing Activities		
Convertible Debt	222,500	70,000
Other Notes Payable	-	60,821
Payroll Protection Program Loan	9,900	(9,900)
Cash Provided by Financing Activities	232,400	120,921
Change in Cash	(72,825)	(83,419)
Beginning Cash	182,448	109,623
Ending Cash	$ 109,623	$ 26,204

Quantum Music, Inc.
Combined Balance Sheet
As of December 31, 2020 and 2021

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value			
Balance as of January 1, 2020	7,500,000 $	750	2,257,401 $	226 $	1,065,859 $	(884,184) $	182,651
Net Loss						(298,387)	(298,387)
Balance as of December 31, 2020	7,500,000	750	2,257,401	226	1,065,859	(1,182,571)	(115,736)
Net Loss						(204,981)	(204,981)
Balance as of December 31, 2021	7,500,000 $	750	2,257,401 $	226 $	1,065,859 $	(1,387,552) $	(320,717)

QUANTUM MUSIC, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020
$USD

NOTE 1 - NATURE OF OPERATIONS

Quantum Music, Inc. ("the Company") was formed in Delaware on August 8, 2018. The Company generates revenue by utilizing its network of over 300 social media influencers to complete third-party brand promotions via video and audio content in various formats such as podcasts, training courses, and social media releases.

The Company concluded a crowdfunding campaign under regulation CF in 2022 to raise capital for operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Consolidation – The financials represented herein include the results of operations and financial position for the Company and Wuhu Quantum Music Culture Broadcasting LTD. in accordance with that certain Business Allocation Agreement, dated August 23, 2018, as amended on October 27, 2021 (the "Business Allocation Agreement"). The Company consolidates Wuhu Quantum Music Culture Broadcasting LTD pursuant to the terms of the Business Allocation Agreement because it is a variable interest entity as a result of common control and the Company being the primary economic beneficiary.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchase

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Revenue is recognized when the Company's performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenues through various segments, mainly Influencer Network and Content Production.

Through Influencer Network, the Company assists brands in identifying an optimal group of affiliated influencers to partner with, structure targeted online marketing campaigns, and track & analyze performance results. Revenue is recognized and invoiced on these digital marketing campaigns when influencers completed promotions requested by the brands. Brands usually pay within 30 days after receiving the invoices from the Company.

Through Content Production, the Company assists businesses and public organizations in producing video and audio content in various formats, including training courses, social media posts, etc. At the start of a project, the client receives a quoted rate for the production work. When the client agrees to the rate and signs a contract with the Company, the project will begin. Revenue is recognized and invoiced when the production project is completed to the satisfaction of the client. Clients usually pay within 30 days after receiving the invoices from the Company.

Revenue breakdown by segment by year.

Revenue	2020	2021
Influencer Network	61,847	121,883
Content Production	46,905	58,990
Other	968	1,676
Total	**108,910**	**182,549**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which begins when the computer software is ready for its intended use.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. A deferred tax assets and liabilities represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2020 or 2021 as it incurred a tax loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Income Tax Provision

The Company has filed its income tax return for the period ended December 31, 2021 and 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Quan Zhang and his family are the controlling-interest holders of the Company and Wuhu Quantum Music Culture Broadcasting LTD. The Company has a business allocation agreement with Wuhu Quantum Music Culture Broadcasting LTD that grants control over its operational decisions and allocates all financials to the Company.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several unsecured convertible note agreements for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's Common Stock at a 15% discount during a change of control or qualified financing event. As of December 31, 2021, the notes had not converted to common or preferred stock.

In May 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $9,900 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. As of December 31, 2021 the PPP loan has been forgiven in full.

**Debt Principal Maturities 5 Years
Subsequent to 2021**

Year	Amount
2022	$222,500
2023	130,821
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 7,500,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 2,500,000 shares of Preferred Stock with a par value of $0.0001 per share. 2,257,401 shares were issued and outstanding as of 2020 and 2021.

The voting, dividend, and liquidation rights of Common Shareholders are subject to and qualified by the rights, powers, and privileges of Preferred Shareholders.

Preferred Shareholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. From and after the date of the issuance of Preferred Stock, dividends shall accrue at a rate of 4% per annum of the original issue price plus all accruing dividends accrued and unpaid thereon as of the date of any calculation. In the event of a dissolution or liquidation, holders of Preferred Stock will be entitled to the assets available for distribution to stockholders before any payment will be made to Common Shareholders. Preferred Stock is convertible at the option of the holder at a time and from time to time into Common Stock determined by dividing the original issue price by the "Series Seed Conversion Price", which is initially $0.60. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2022 the date these financial statements were available to be issued.

The Company closed funding under Regulation CF in March 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.